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                                                                EXHIBIT 4

                          [Loewen Letterhead]


                                  September 24, 1996

Mr. L. William Heiligbrodt
President
Service Corporation International
1929 Allen Parkway
Houston, TX  77219-0548

Dear Mr. Heiligbrodt:

    The Board of Directors of The Loewen Group Inc. has asked me to advise you of the decision that the Loewen Board has made in response to the unsolicited takeover proposal that we received from Service Corporation International on Tuesday, September 17, 1996.

    The Loewen Board has unanimously rejected the SCI proposal. SCI should understand that the Loewen Board of Directors takes its fiduciary duty to act in the best interests of the Company and our shareholders very seriously. We are fully committed to maximizing the long-term value for our shareholders. After extensive review of our business and financial plans, as well as a thorough and careful study of our excellent prospects for significant continued growth in revenues and profitability in the future, the Loewen Board of Directors has unanimously concluded that the best way to maximize value for our shareholders is through the continued implementation of the Company's long-term business plan as an independent company.

                             Sincerely,



                             Raymond L. Loewen
                             Chairman and Chief Executive Officer